Exhibit 99.1

Yandex Announces Second Quarter 2013 Financial Results

MOSCOW AND THE HAGUE, July 25, 2013, Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its financial results for the second quarter ended June 30, 2013.

Q2 2013 Financial Highlights

•                  Revenues of RUR 9.2 billion ($281.2 million(1)), up 35% compared with Q2 2012

•                  Ex-TAC revenues(2) (excluding traffic acquisition costs) up 37% compared with Q2 2012

•                  Income from operations of RUR 3.2 billion ($98.4 million), up 43% compared with Q2 2012

•                  Adjusted EBITDA(3) of RUR 4.3 billion ($131.6 million), up 40% compared with Q2 2012

•                  Operating margin of 35.0%

•                  Adjusted EBITDA margin(2) of 46.8%

•                  Adjusted ex-TAC EBITDA margin(2) of 55.6%

•                  Net income of RUR 2.9 billion ($89.1 million), up 47% compared with Q2 2012

•                  Adjusted net income(3) of RUR 3.1 billion ($93.5 million), up 48% compared with Q2 2012

•                  Net income margin of 31.7%

•                  Adjusted net income margin(2) of 33.2%

•                  Adjusted ex-TAC net income margin(2) of 39.5%

•                  Cash, deposits and investments in debt securities of RUR 30.8 billion ($940.1 million) as of June 30, 2013

“Yandex delivered strong financial and operating results. We released the mobile version of our Yandex.Browser and a new, task-oriented version of Yandex.Mail,” said Arkady Volozh, CEO of Yandex.  “We also unveiled Yandex.Islands, a next generation search platform with interactive search results.”

The following table provides a summary of key financial results for the three months and six months ended June 30, 2012 and 2013.

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 32.7090 to $1.00, the official exchange rate quoted as of June 30, 2013 by the Central Bank of the Russian Federation.

(2)  This is a non-GAAP financial measure. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define this non-GAAP financial measure. You will find a reconciliation of this non-GAAP financial measure to the most directly comparable US GAAP measure in the accompanying financial tables at the end of this release.

(3) Adjusted EBITDA and adjusted net income are non-GAAP financial measures. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define adjusted EBITDA and adjusted net income. You will find a reconciliation of adjusted EBITDA and adjusted net income to GAAP net income, the most directly comparable US GAAP measure for both non-GAAP measures, in the accompanying financial tables at the end of this release.

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Revenues	6,801	9,199	35%	12,675	17,198	36%
Ex-TAC revenues(2)	5,660	7,734	37%	10,542	14,428	37%
Income from operations	2,245	3,218	43%	3,804	5,671	49%
Adjusted EBITDA(3)	3,070	4,303	40%	5,447	7,807	43%
Net income	1,983	2,915	47%	3,241	5,161	59%
Adjusted net income(3)	2,069	3,058	48%	3,574	5,468	53%

Q2 2013 Operational and Corporate Highlights

•                  Share of Russian search market averaged 61.7% in Q2 2013 (according to LiveInternet)

•                  SERPs (search engine result pages) grew 22% from Q2 2012

•                  Number of advertisers grew to more than 239,000, up 24% from Q2 2012 and up 6% from Q1 2013

•                  Introduced a new concept in search engine result pages — interactive blocks, called Islands

•                  Launched two versions of our mobile browser - for Android-based smartphones and for the iPad

•                  Repurchased 4 million shares as of July 24, 2013 as part of the previously announced 12 million share repurchase program

Subsequent Events

•                  Signed a cooperation agreement with Mail.ru under which Yandex is the paid search services provider for Mail.ru

•                  Completed the formation of the joint venture between Yandex.Money and Sberbank on July 4, 2013

Revenues

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Advertising revenues:
Text-based advertising
Yandex websites	4,890	6,717	37%	9,174	12,567	37%
Ad network	1,132	1,412	25%	2,152	2,716	26%
Total text-based advertising	6,022	8,129	35%	11,326	15,283	35%
Display advertising	628	822	31%	1,048	1,445	38%
Total advertising revenues	6,650	8,951	35%	12,374	16,728	35%
Online payment commissions	127	200	57%	241	387	61%
Other	24	48	100%	60	83	38%
Total revenues	6,801	9,199	35%	12,675	17,198	36%

Text-based advertising revenues, accounting for 88% of total revenues in Q2 2013, continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 73% of total revenues during Q2 2013, and increased by 37% compared with Q2 2012. Text-based advertising revenues from our ad network increased 25% compared with Q2 2012 and contributed 15% of total revenues during Q2 2013. Revenues from Yandex websites grew faster than those from our ad network as we implemented changes to our advertising technologies on our owned and operated sites.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 29% in Q2 2013 compared with Q2 2012. Our average cost per click in Q2 2013 increased 5% compared with Q2 2012.

Display advertising revenue accounted for 9% of total revenues during Q2 2013, and increased 31% compared with Q2 2012.

Online payment commissions accounted for 2% of revenues during Q2 2013, and increased 57% compared with Q2 2012. In July 2013, we completed our sale of 75% of Yandex.Money to Sberbank and the formation of our joint venture with Sberbank in respect of this business. From Q3 2013, we will deconsolidate Yandex.Money and no longer recognize its online payment commissions as revenue.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q2 2013, Yandex added 326 full-time employees, an increase of 8% from March 31, 2013, and up 24% from June 30, 2012. The total number of full-time employees was 4,298 as of June 30, 2013.

Cost of revenues, including traffic acquisition costs (TAC)

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
TAC:
Related to the Yandex ad network	729	890	22%	1,386	1,710	23%
Related to distribution partners	412	575	40%	747	1,060	42%
Total TAC	1,141	1,465	28%	2,133	2,770	30%
Total TAC as a % of total revenues	16.8%	15.9%		16.8%	16.1%
Other cost of revenues	608	693	14%	1,134	1,364	20%
Other cost of revenues as a % of revenues	8.9%	7.5%		8.9%	7.9%
Total cost of revenues	1,749	2,158	23%	3,267	4,134	27%
Total cost of revenues as a % of revenues	25.7%	23.5%		25.8%	24.0%

TAC decreased from 18.9% of text-based revenues in Q2 2012 to 18.0% in Q2 2013, reflecting the larger growth in revenues from our own sites.

Other cost of revenues in Q2 2013 increased 14% compared with Q2 2012, reflecting growth in personnel, content acquisition costs and data center-related costs.

Product development

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Product development	1,059	1,381	30%	2,125	2,709	27%
As a % of revenues	15.6%	15.0%		16.8%	15.8%

The absolute increase in product development expenses in Q2 2013 was in line with increases in product development staff and employee compensation. Product development headcount increased 25% from 1,899 as of June 30, 2012, to 2,365 as of June 30, 2013, with 184 employees added since March 31, 2013.

Selling, general and administrative (SG&A)

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Sales, general and administrative	1,052	1,530	45%	2,122	2,893	36%
As a % of revenues	15.5%	16.6%		16.7%	16.8%

The absolute increase in SG&A in Q2 2013 was driven primarily by increased advertising and marketing expenses in Russia and Turkey.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
SBC expense included in cost of revenues	6	12	100%	12	23	92%
SBC expense included in product development	53	91	72%	92	173	88%
SBC expense included in SG&A	15	48	220%	51	106	108%
Total SBC expense	74	151	104%	155	302	95%
As a % of revenues	1.1%	1.6%		1.2%	1.8%

Total SBC expense increased 104% in Q2 2013 compared with Q2 2012. The increase is primarily related to new equity-based grants issued in 2012.

Depreciation and amortization (D&A) expense

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Depreciation and amortization	696	912	31%	1,357	1,791	32%
As a % of revenues	10.2%	9.9%		10.7%	10.4%

D&A expense increased 31% in Q2 2013 compared with Q2 2012, primarily reflecting our investments in servers and data centers made last year.

As a result of the factors described above, income from operations was RUR 3.2 billion ($98.4 million) in Q2 2013, a 43% increase from Q2 2012, while adjusted EBITDA reached RUR 4.3 billion ($131.6 million) in Q2 2013, up 40% from Q2 2012.

Interest income in Q2 2013 was RUR 452 million, up from RUR 234 million in Q2 2012, principally as a result of investing more of our cash provided by operating activities in Russia, where our investments earn higher returns.

Foreign exchange gain in Q2 2013 was RUR 35 million, compared to a foreign exchange gain of RUR 52 million in Q2 2012. The foreign exchange gain is due to the appreciation of the U.S. dollar during Q2 2013 from RUR 31.0834 to $1.00 on March 31, 2013 to RUR 32.7090 to $1.00 on June 30, 2013. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies due to exchange rate fluctuations are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities were not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q2 2013.

Income tax expense for Q2 2013 was RUR 772 million, up from RUR 549 million in Q2 2012. Our effective tax rate decreased from 21.7% in Q2 2012 to 20.9% in Q2 2013.

Adjusted net income in Q2 2013 was RUR 3.1 billion ($93.5 million), a 48% increase from Q2 2012.

Adjusted net income margin was 33.2% in Q2 2013, compared to 30.4% in Q2 2012.

Net income Net income was RUR 2.9 billion ($89.1 million) in Q2 2013, up 47% compared with Q2 2012. Net income grew slower than adjusted net income due to an increase in SBC expense partially offset by large swings in foreign exchange gains and the associated income tax impact and a decrease in contingent compensation payable the recent period in connection with an acquisition in 2011. We adjust for these expenses in our non-GAAP adjusted net income measure.

As of June 30, 2013, Yandex had cash, cash equivalents, term deposits (including long-term deposits) and long-term debt securities of RUR 30.8 billion ($940.1 million).

Net operating cash flow and capital expenditures for Q2 2013 were RUR 4.0 billion ($122.2 million) and RUR 0.7 billion ($20.9 million), respectively.

The total number of shares issued and outstanding as of June 30, 2013 was 326,409,208, including 231,020,637 Class A shares, 95,388,570 Class B shares, and one Priority share and excluding 3,512,546 Class A shares held in treasury and all Class C shares outstanding solely as a result of conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 8.1 million shares, at a weighted average exercise price of $4.58 per share, of which options to purchase 6.5 million shares were fully vested; equity-settled share appreciation rights equal to 0.9 million shares, at a weighted average measurement price of $20.36, 0.1 million of which were fully vested; and restricted share units covering  2.6 million shares, of which restricted share units to acquire 0.1 million shares were fully vested.

Outlook for 2013

We are raising our revenue guidance for the full-year 2013, and we now expect year-on-year ruble-based revenue growth of 34-38%.(1)

(1)The guidance is provided on a like-for-like basis, excluding the revenue associated with Yandex.Money from both 2012 and 2013 results. In 2012, Yandex recognized total revenue of RUR 28,767 million,

including RUR 552 million in payment commissions related to Yandex.Money and RUR 28,215 million in advertising revenue and other revenue. On July 4, 2013, Yandex and Sberbank announced the completion of the formation of their joint venture in respect of the Yandex.Money business. Accordingly, we will deconsolidate Yandex.Money in Q3 2013.

Conference Call Information

Yandex’s management will hold an earnings conference call on July 25, 2013 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 631 621 5256

UK: +44 (0) 1452 560 304

Russia: 8 10 800 23942044

Passcode: 1407-1186#

A replay of the call will be available until August 1, 2013. To access the replay, please dial:

US: +1 866 247 4222

Russia/International: +44 (0) 1452 550 000

Passcode: 1407-1186#

A live and archived webcast of this conference call will be available at http://ir.yandex.com/eventdetail.cfm?eventid=127979

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing the world with search and online services one market at a time. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Turkey, Ukraine, Belarus and Kazakhstan. More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2013. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the legal and regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of July 25, 2013, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Tatiana Komarova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC).

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with our acquisition of the mobile software business of SPB Software and (4) provision for income taxes, less (A) interest income and (B) other income/(expense).

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues.

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue.

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software, and (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains); less gain from the sale of equity investments.

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues.

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below, we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011. The maximum aggregate amount of such contingent compensation is $14.1 million, payable on the achievement of certain milestones and the continued employment of the sellers, $7.1 million of which was paid in November 2012 and $4.1 million of which was paid in February 2013; the remaining $2.9 million is payable in November 2013 upon the satisfaction of defined milestones. We have eliminated this acquisition-related expense from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Gain from the sale of equity investments

Adjusted net income also excludes a gain in the year ended December 31, 2012 from our sale of our minority interest in face.com in connection with the sale of that company. We believe that it is useful to present adjusted net income and related margin measures excluding the effect of this significant one-off item in order to provide a clearer picture of our operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles (“RUR”) and U.S. dollars (“$”), except share and per share data)

	As of
	December 31,	June 30,	June 30,
	2012*	2013	2013
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	7,425	6,161	188.4
Marketable securities	76	116	3.5
Term deposits	4,629	820	25.1
Accounts receivable, net	1,767	2,127	65.0
Prepaid expenses	597	607	18.5
Assets held for sale	2,024	2,165	66.2
Deferred tax assets	456	578	17.7
Other current assets	1,217	946	28.9
Total current assets	18,191	13,520	413.3

Property and equipment, net	8,095	7,955	243.2
Intangible assets, net	323	299	9.1
Goodwill	750	775	23.7
Long-term prepaid expenses	695	720	22.1
Restricted cash	214	94	2.9
Term deposits	10,330	18,580	568.0
Investments in non-marketable equity securities	500	651	19.9
Investments in debt securities	4,810	5,189	158.6
Deferred tax assets	35	110	3.4
Other non-current assets	342	922	28.2
TOTAL ASSETS	44,285	48,815	1,492.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	2,513	2,863	87.5
Taxes payable	1,455	1,570	48.0
Deferred revenue	1,092	1,143	34.9
Liabilities related to assets held for sale	1,619	1,704	52.1
Deferred tax liabilities	3	22	0.7
Total current liabilities	6,682	7,302	223.2
Deferred tax liabilities	448	420	12.8
Other accrued liabilities	108	80	2.5
Total liabilities	7,238	7,802	238.5

Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 2,000,000,000, Class B: 159,494,722 and 102,115,140, and Class C: 159,494,722 and 102,115,140); shares issued (Class A: 202,318,864 and 234,533,183, Class B: 125,441,218 and 95,388,570, and Class C: 27,972,630 and 58,025,278, respectively); shares outstanding (Class A: 202,318,864 and 231,020,637, Class B: 125,441,218 and 95,388,570, and Class C: nil)	445	333	10.2
Treasury shares at cost (Class A: nil and 3,512,546, and Class B: nil and nil)	—	(2,636)	(80.6)
Additional paid-in capital	13,617	14,162	433.0
Accumulated other comprehensive income	961	1,969	60.2
Retained earnings	22,024	27,185	831.1
Total shareholders’ equity	37,047	41,013	1,253.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	44,285	48,815	1,492.4

* Derived from the audited financial statements

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2012	2013	2013
	RUR	RUR	$

Revenues	6,801	9,199	281.2
Operating costs and expenses:
Cost of revenues(1)	1,749	2,158	66.0
Product development(1)	1,059	1,381	42.2
Sales, general and administrative(1)	1,052	1,530	46.8
Depreciation and amortization	696	912	27.9
Total operating costs and expenses	4,556	5,981	182.9
Income from operations	2,245	3,218	98.3
Interest income	234	452	13.8
Other income, net	53	17	0.6
Net income before income taxes	2,532	3,687	112.7
Provision for income taxes	549	772	23.6
Net income	1,983	2,915	89.1
Net income per Class A and Class B share:
Basic	6.08	8.91	0.27
Diluted	5.92	8.70	0.27
Weighted average number of Class A and Class B shares outstanding
Basic	326,161,539	327,270,521	327,270,521
Diluted	335,245,767	335,106,587	335,106,587

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	6	12	0.4
Product development	53	91	2.8
Sales, general and administrative	15	48	1.4

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2012	2013	2013
	RUR	RUR	$

Revenues	12,675	17,198	525.8
Operating costs and expenses:
Cost of revenues(1)	3,267	4,134	126.4
Product development(1)	2,125	2,709	82.8
Sales, general and administrative(1)	2,122	2,893	88.4
Depreciation and amortization	1,357	1,791	54.8
Total operating costs and expenses	8,871	11,527	352.4
Income from operations	3,804	5,671	173.4
Interest income	401	820	25.1
Other (expense)/ income, net	(71)	43	1.3
Net income before income taxes	4,134	6,534	199.8
Provision for income taxes	893	1,373	42.0
Net income	3,241	5,161	157.8
Net income per Class A and Class B share:
Basic	9.96	15.74	0.48
Diluted	9.67	15.38	0.47
Weighted average number of Class A and Class B shares outstanding
Basic	325,303,178	327,820,231	327,820,231
Diluted	335,107,446	335,669,392	335,669,392

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	12	23	0.7
Product development	92	173	5.3
Sales, general and administrative	51	106	3.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2012*	2013	2013
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,983	2,915	89.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	670	890	27.2
Amortization of acquisition-related intangible assets	26	22	0.7
Share-based compensation expense	74	151	4.6
Deferred income taxes	17	(161)	(4.9)
Foreign exchange gains	(52)	(35)	(1.1)
Other	(3)	17	0.5
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(306)	(274)	(8.4)
Prepaid expenses and other assets	(169)	(412)	(12.6)
Accounts payable and accrued liabilities	562	756	23.2
Deferred revenue	52	163	5.0
Assets held for sale	(103)	(96)	(2.9)
Liabilities related to assets held for sale	91	59	1.8
Net cash provided by operating activities	2,842	3,995	122.2
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(690)	(685)	(20.9)
Investments in non-marketable equity securities	(47)	—	—
Investments in term deposits	(4,685)	(6,230)	(190.5)
Maturities of term deposits	711	3,470	106.1
Loans granted	—	(35)	(1.1)
Net cash used in investing activities	(4,711)	(3,480)	(106.4)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	116	123	3.8
Repurchases of ordinary shares	—	(2,521)	(77.1)
Net cash provided by/(used in) financing activities	116	(2,398)	(73.3)
Effect of exchange rate changes on cash and cash equivalents	506	287	8.7
Net change in cash and cash equivalents	(1,247)	(1,596)	(48.8)
Cash and cash equivalents at beginning of period	5,376	7,757	237.2
Cash and cash equivalents at end of period	4,129	6,161	188.4

* Cash flows related to Yandex.Money are reclassified from their historical presentation to cash flows related to changes in assets held for sale and liabilities related to assets held for sale

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2012*	2013	2013
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,241	5,161	157.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,313	1,746	53.4
Amortization of acquisition-related intangible assets	44	45	1.4
Share-based compensation expense	155	302	9.2
Deferred income taxes	(81)	(214)	(6.5)
Foreign exchange losses/(gains)	62	(42)	(1.3)
Other	10	(8)	(0.2)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(216)	(356)	(10.9)
Prepaid expenses and other assets	(487)	(412)	(12.6)
Accounts payable and accrued liabilities	544	431	13.2
Deferred revenue	(33)	41	1.2
Assets held for sale	(50)	(155)	(4.7)
Liabilities related to assets held for sale	97	86	2.6
Net cash provided by operating activities	4,599	6,625	202.6
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(1,454)	(1,544)	(47.2)
Investments in non-marketable equity securities	(47)	—	—
Investments in term deposits	(8,635)	(11,450)	(350.0)
Maturities of term deposits	3,374	7,070	216.1
Escrow cash deposit	—	130	4.0
Loans granted	—	(35)	(1.1)
Net cash used in investing activities	(6,762)	(5,829)	(178.2)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	235	255	7.8
Repurchases of ordinary shares	—	(2,764)	(84.5)
Net cash provided by/(used in) financing activities	235	(2,509)	(76.7)
Effect of exchange rate changes on cash and cash equivalents	127	449	13.7
Net change in cash and cash equivalents	(1,801)	(1,264)	(38.6)
Cash and cash equivalents at beginning of period	5,930	7,425	227.0
Cash and cash equivalents at end of period	4,129	6,161	188.4

* Cash flows related to Yandex.Money are reclassified from their historical presentation to cash flows related to changes in assets held for sale and liabilities related to assets held for sale

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Total revenues	6,801	9,199	35%	12,675	17,198	36%
Less: traffic acquisition costs (TAC)	1,141	1,465	28%	2,133	2,770	30%
Ex-TAC revenues	5,660	7,734	37%	10,542	14,428	37%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Net income	1,983	2,915	47%	3,241	5,161	59%
Add: depreciation and amortization	696	912	31%	1,357	1,791	32%
Add: share-based compensation (SBC) expense	74	151	104%	155	302	95%
Add: compensation expense related to contingent consideration	55	22	-60%	131	43	-67%
Less: interest income	(234)	(452)	93%	(401)	(820)	104%
Add: other income, net	(53)	(17)	n/m	71	(43)	n/m
Add: provision for income taxes	549	772	41%	893	1,373	54%
Adjusted EBITDA	3,070	4,303	40%	5,447	7,807	43%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Net income	1,983	2,915	47%	3,241	5,161	59%
Add: SBC expense	74	151	104%	155	302	95%
Less: reduction in income tax attributable to SBC expense	(1)	(2)	n/m	(2)	(4)	n/m
Add: compensation expense related to contingent consideration	55	22	-60%	131	43	-67%
Less: foreign exchange (gain)/loss	(52)	(35)	n/m	62	(42)	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gain)/loss	10	7	n/m	(13)	8	n/m
Adjusted net income	2,069	3,058	48%	3,574	5,468	53%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin for the Three months ended June 30, 2013

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended June 30, 2013	2,915	31.7%	1,388	4,303	46.8%	55.6%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to SPB Software contingent compensation, interest income, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)     Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)     Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin for the Three months ended June 30, 2013

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended June 30, 2013	2,915	31.7%	143	3,058	33.2%	39.5%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to SPB Software contingent compensation, interest income, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted net income to net income, please see the table above.

(3)     Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)     Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.